SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2006 and 2007 are as follows:

Assets	2006 ThU.S.$	2007 ThU.S.$
Current assets	1,526,026	1,677,542
Property, plant and equipment	5,548,162	6,144,811
Other assets	75,689	86,552

Total assets	7,149,877	7,908,905

Liabilities and Shareholders’ Equity	2006 ThU.S.$	2007 ThU.S.$
Current liabilities	467,416	788,865
Long-term liabilities	2,345,459	2,175,707
Minority interest	12,705	12,499
Shareholders’ equity	4,324,297	4,931,834

Total liabilities and shareholders’ equity	7,149,877	7,908,905

Total assets increased by 10.6%, or U.S.$759 million, from March 31, 2006 to March 31, 2007. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$152 million from March 31, 2006 to March 31, 2007. This increase is mainly attributable to an increase in short-term bank borrowings of U.S.$90 million, an increase in accounts payable of U.S.$71 million and an increase in income tax and deferred tax of U.S.$115 million, partially offset due to a decrease in long term bank obligations of U.S.$134 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2006	12/31/2006	03/31/2007
Current ratio	3.26	1.96	2.13
Acid ratio	1.85	1.13	1.14

The decrease in the current ratio from 2006 to 2007 is primarily attributable to an increase in short term debt.

The decrease in the current acid ratio from 2006 to 2007 is attributable to a decrease in current liabilities and higher inventories and prepaid expenses.

Debt indicators	03/31/2006	12/31/2006	03/31/2007
Debt to equity ratio	0.65	0.61	0.60
Short-term debt to total debt	0.17	0.28	0.27
Long-term debt to total debt	0.83	0.72	0.73
Financial expenses covered	4.88	6.52	5.61

The debt ratio was 0.65 and 0.60 at March 31, 2006 and March 31, 2007, respectively.

Current liabilities increased from 17% of total liabilities at March 31, 2006 to 27% of total liabilities at March 31, 2007. The increase is attributable to an increase in bank borrowings an bonds.

The ratio of financial expenses covered increased from 4.88 points in 2006 to 5.61 points in 2007. The increase is attributable to a higher net income in 2007.

Operational ratios	03/31/2006	12/31/2006	03/31/2007
Inventory turnover	0.56	2.31	0.63
Inventory turnover (excluding forests)	0.95	3.75	0.96
Inventory permanence (days)	159.55	156.10	143.05
Inventory permanence (excluding forests)	94.63	95.89	93.85

The ratio of inventory turnover increased modestly from 0.95 at March 31, 2006 to 0.96 points at March 31, 2007. For this reason, the inventory permanence ratio decreased modestly during the period ended March 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2006 ThU.S.$	12/31/2006 ThU.S.$	03/31/2007 ThU.S.$
Pulp	261,153	1,257,995	385,704
Sawn timber, cut wood, plywood and fiber panels	346,439	1,475,013	375,980
Forestry products	21,255	76,179	15,072
Other	11,096	40,470	26,836

Total operating income	639,943	2,849,657	803,592

Operating costs	03/31/2006 ThU.S.$	12/31/2006 ThU.S.$	03/31/2007 ThU.S.$
Timber	104,130	382,954	115,730
Forestry work	53,070	248,884	67,560
Depreciation	40,792	176,455	54,792
Other costs	144,337	625,808	180,395

Total operating costs	342,329	1,434,101	418,477

Analysis of Operating Income

Operating income includes net income of U.S.$245 in 2007 compared to U.S.$169 in 2006, an increase of U.S.$76 million, primarily due to an increase in sales revenue, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$28 million in 2006, compared to U.S.$41 million in 2007. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Exchange rate	(1)
Financial expenses	(8)
Other non-operating expenses	(7)
Others net	3

Decrease non-operating loss	(13)

The increase in financial expenses is attributable to a decrease in capitalized interest in connection with the Nueva Aldea Pulp Mill project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	03/31/2006	12/31/2006	03/31/2007
Equity yield	2.68	13.64	3.56
Asset performance ratio	1.65	8.31	2.19
Operating asset ratio	2.55	11.74	3.28
Income per share (U.S.$)	0.99	5.47	1.46
EBITDA *	222,087	1,091,863	307.478
Income after tax (ThU.S.$)	111,824	614,770	163.679

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	169,497	865,316	244.660
Financial expenses ThU.S.$	(36,771)	(139,360)	(44.511)
Non-operating expenses ThU.S.$	(27,770)	(101,145)	(40.805)

3.	MARKET SITUATION

Pulp

Although during the first quarter of 2007 the pulp market was not as dynamic as during 2006, long fiber prices have increased slightly while short fiber prices have remained constant.

This relative stability in prices is due, in part, to problems in the supply of raw materials faced by producers in China and Europe. While the market outlook for the next months appears to be reasonably good, an eventual recession of the economy of the United States would surely have a negative impact on the pulp market and other commodities.

Arauco has approximately a five percent share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The construction sector has continued to weaken in the United States. This weakening has affected the demand and prices of wood and moldings. The outlook for the next six months is not good. Demand should recuperate slightly by the end of the year.

Asia, the Middle East, Europe and Central America continue to experience positive demand and increases in prices. The outlook for the remainder of the year is positive.

In the local market, demand remains stable.

The decrease in the construction activities in the United States has affected the molding market, whose primary destination is the United States. In the first quarter, the prices of moldings continued to decrease. We expect that the prices will recuperate slightly during the second quarter of 2007.

We have been able to consolidate our assets and increase our sales through the purchase of the Cementos Bío Bío and Norwood sawmills.

Panels

In general terms, the demand and prices of Paneles Arauco products has exceeded our original expectations. During the first quarter of 2007, the Company effected regular sales in 42 countries across the world.

During the first quarter of 2007, the demand for plywood (AraucoPly) in the primary markets we supply remained strong. This has been despite the problems in demand in the United States market due to the decrease in construction activities. Nevertheless, in the United States market, the demand for our product has remained within expectations due to the quality of the product and the consolidation of our sales on the retail side. In Europe, the restrictions placed on local supply, the smaller number of imports of products coming from production plants without certification and the high demand demonstrated in all the countries, has enabled our product to show great growth during the first quarter of 2007 compared to the same period last year. The local market also experienced sales above expectations except for in Mexico where various clients are overstocked. We expect that the situation in Mexico will be corrected during the second quarter of this year. With respect to prices, with the exception of Mexico, all the other markets showed increases or performed above our expectations.

The demand for MDF (Trupan), Aglomerado (Faplac) and HB(Cholguan) remained high, due to the pressure exercised by all the Central and South American markets for products related to the furniture industry. With respect to prices, we observed increases during the first quarter in the majority of the markets in which we participate.

With respect to MDF (TruChoice) moldings, our sales were below expectations in terms of volume but not with respect to prices. This is due to the decrease in activity in the construction sector in the United States. Since we currently have great alternatives for the sales of our panels, this situation with regard to demand cannot be considered a negative aspect of management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Nueva Aldea Project

The Nueva Aldea project contemplated the construction of a mill, a plywood panel plant, a cutting plant and a thermal plant for steam and electric production during its first phase of construction, with an investment of U.S.$ 140million. The first phase developed as planned and began operations at the end of 2004. In its second phase, which began at the end of the third quarter of 2006, the project contemplates the construction of a pulp plant with production capacity of 852,000 tons per year.

4.	ANALYSIS OF CASH FLOW

	03/31/2006 ThU.S.$	12/31/2006 ThU.S.$	03/31/2007 ThU.S.$
Operating cash flow	154,591	772,018	251,606
Cash flow from financing activities	(3,690)	(171,671)	(73,444)
Cash flow from investment activities	(159,707)	(764,709)	(189,823)

Net cash flow for the period	(8,806)	(164,362)	(11,661)

We had a positive operating cash flow of U.S.$252 million compared to a U.S.$155 million for the same period in 2006, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel.

Cash flow from financing activities at March 31, 2007 was a net expenses of U.S.$73 million compared to a net expense of U.S.$4 million for the same period in 2006. This change resulted from an increase in debt payment in 2007.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to larger disbursements for purchases in property, plant and equipment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2007, a relation between fixed rate debts and total consolidated debt of approximately 73.99%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
ASSETS	2006 ThU.S.$	2007 ThU.S.$
CURRENT ASSETS:
Cash	21,944	19,314
Time deposits	33,479	26,331
Marketable securities (note 3)	275,767	125,585
Trade accounts receivable (note 4)	374,128	498,372
Notes receivable	5,443	2,772
Other receivables	29,588	62,320
Notes and accounts receivable from related parties (note 18)	4,630	2,015
Inventories (note 5)	604,601	695,714
Recoverable taxes	72,616	108,460
Prepaid expenses	57,136	80,377
Other current assets	46,694	56,282

Total current assets	1,526,026	1,677,542

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	471,510	520,990
Forests	2,222,688	2,577,526
Buildings and other infrastructure	1,857,494	1,986,188
Machinery and equipment	2,015,577	2,846,679
Other	1,033,947	469,334
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,121,823)	(2,324,675)

Net property, plant and equipment	5,548,162	6,144,811

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	82,119	84,414
Investments in other companies	253	253
Goodwill (note 8)	5,557	6,288
Negative goodwill (note 8)	(71,609)	(58,780)
Long-term receivables	17,547	11,792
Intangibles	721	722
Amortization	(338)	(374)
Other (note 9)	41,439	42,237

Total other non-current assets	75,689	86,552

Total assets	7,149,877	7,908,905

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2006 ThU.S.$	2007 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	110,472	126,789
Current portion of long-term bank borrowings (note 14)	73,408	147,521
Current portion of bonds (note 12)	20,524	120,524
Current portion of other long term liabilities	474	404
Dividends payable	1,642	176
Trade accounts payable	154,973	226,447
Notes payable	3,183	5,867
Sundry accounts payable	14,450	17,485
Notes and accounts payable to related companies (note 18)	2,681	4,445
Accrued liabilities (note 13)	57,441	50,923
Withholding taxes	16,745	24,842
Income tax payable	4,802	56,834
Deferred income	4,730	4,207
Deferred taxes	118	1,779
Other current liabilities	1,773	622

Total current liabilities	467,416	788,865

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	496,997	362,791
Bonds (note 12)	1,682,500	1,582,500
Sundry accounts payable	4,512	2,912
Accrued liabilities	24,578	28,075
Deferred tax liabilities (note 15)	95,341	156,539
Other long-term liabilities	41,531	42,890

Total long-term liabilities	2,345,459	2,175,707

Minority interest (note 23)	12,705	12,499

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,438,514	1,589,337
Provisory Dividends	(69,343)	(89,758)
Retained earnings	2,489,365	2,914,210
Net income for the period	112,585	164,869

Total shareholders’ equity	4,324,297	4,931,834

Total liabilities and shareholders’ equity	7,149,877	7,908,905

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2006 ThU.S.$	2007 ThU.S.$
OPERATING INCOME:
Sales revenue	639,943	803,592
Cost of sales	(342,329)	(418,477)
Gross profit	297,614	385,115
Administration and selling expenses	(128,117)	(140,455)

Operating income	169,497	244,660

NON-OPERATING INCOME:
Interest earned	7,644	5,661
Share of net income of related companies (note 7)	1,711	2,702
Other non-operating income (note 21)	2,356	5,748
Amortization of goodwill (note 8)	(694)	(738)
Interest expenses	(36,771)	(44,511)
Other non-operating expenses (note 22)	(2,739)	(9,673)
Price-level restatement (note 1)	(4)	(10)
Foreign currency exchange rate (note 1)	727	16

Non-operating loss	(27,770)	(40,805)

Income before taxes, minority interest and amortization of negative goodwill	141,727	203,855
Income taxes (note 15)	(29,903)	(40,176)
Income before minority interest and amortization of negative goodwill	111,824	163,679
Minority interest (note 23)	29	96
Income before amortization of negative goodwill	111,853	163,775
Amortization of negative goodwill (note 8)	732	1,094

Net income	112,585	164,869

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2006 ThU.S.$	2007 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	112,585	164,869
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(24)	(68)
Items affecting income not involving the movement of cash:
Depreciation	42,866	58,278
Amortization of intangibles	9	9
Write-offs and provisions	(7)	699
Profit from investments accounted for under the equity method	(1,711)	(2,702)
Amortization of goodwill	694	738
Amortization of negative goodwill	(732)	(1,094)
Net price level restatement	4	10
Foreign currency exchange rate	(727)	(16)
Others	23,535	20,929
Decrease (Increase) in current assets:
Clients and debtors	(6,162)	37,464
Inventory	(9,794)	(30,247)
Other current assets	(11,746)	(15,560)
Increase (Decrease) in current liabilities:
Suppliers and creditors	15,443	3,275
Interest payable	(14,499)	2,792
Provision for income taxes	7,727	19,621
Other current liabilities	(2,870)	(7,391)

Net cash flows from operating activities	154,591	251,606

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2006 ThU.S.$	2007 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	239,003	205,037
Loans paid	(242,691)	(278,481)
Other	(2)	—

Net cash flow from financing activities	(3,690)	(73,444)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	45	22
Purchase of property, plant and equipment	(152,208)	(189,465)
Capitalized interest paid	(7,694)	(521)
Other investments	150	141

Net cash flow from investment activities	(159,707)	(189,823)

Net cash flows from operating, investing and financing activities	(8,806)	(11,661)

Effect of inflation	1,486	571

Net decrease in cash and cash equivalents	(7,320)	(11,090)
Initial balance of cash and cash equivalents	338,511	184,296

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	331,191	173,206

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of March 31, 2006 and 2007 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31,2007			Total March 31, 2006
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	—	—	—	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	60.44	60.44	51.40
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	60.00	60.00	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
La Señora del Milagro S.R.L. (Argentina)	—	99.99	99.99	—
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The	values of the CPI were as follows:

	Index	Change from previous March 31
March 31, 2006	121.82	4.0%
March 31, 2007	124.93	2.6%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous February 28,
February 28, 2006	121.11	4.1%
February 28, 2007	124.40	2.7%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values	for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2006	17,915.66
March 31, 2007	18,372.97

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At March 31,
	2006 U.S.$ 1	2007 U.S.$ 1
Chilean peso (Ch$)	526.18	539.21
Euro	0.83	0.75
Argentine peso (Ar$)	3.08	3.10
Brazilean real (R$)	2.16	2.06
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit	(charge) to income for price-level restatement:

	Period ended March 31,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	76	(61)
Property, plant and equipment, net	(38)	29
Inventories	—	—
Other assets and liabilities, net	(43)	21

Net effect on income	(5)	(11)

Price-level restatement of income statement accounts	1	1

Credit (charge) to income by CPI	(4)	(10)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit	(charge) to income for foreign currency exchange rate:

	Period ended March 31,
	2006 ThU.S.$ Credit (Charge)	2007 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	754	767
Other assets	2,302	(731)
Liabilities restated by foreign currency
Bank borrowings	(1,370)	(1,210)
Trade accounts payable	2,828	1,523
Other liabilities	(3,787)	(333)

Net effect on income from foreign currency	727	16

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$582 thousand and U.S.$1,044 thousand for the period ended March 31, 2006 and 2007, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended March 31, 2007 and 2006, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of March 31, 2007, the Company’s investments in Argentina represented 8.2% of its consolidated assets, compared to 9.3% as of March 31, 2006.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Mutual fund units	275,767	125,585

Total marketable securities	275,767	125,585

4.	TRADE ACCOUNTS RECEIVABLE

Trade	accounts receivable as of each period-end were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Trade accounts receivable	382,492	507,026
Allowance for doubtful accounts	(8,364)	(8,654)

Total trade accounts receivable	374,128	498,372

As of March 31, 2006 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Finished goods (pulp)	62,509	53,342
Finished goods (timber and panels)	157,024	205,999
Work in progress	10,479	14,680
Sawlogs, pulpwood and chips	54,931	65,949
Raw material	66,647	75,647
Forests under exploitation	232,732	250,623
Pending imports	834	3,990
Other	19,445	25,484

Total inventories	604,601	695,714

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The	accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Buildings and other infrastructure	2,468	2,359
Machinery and equipment	231	194

Total increase in value due to technical revaluation of property, plant and equipment	2,699	2,553

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Depreciation of: Property, plant and equipment (excluding land and forests)	42,829	58,241
Technical revaluation	37	37

Total	42,866	58,278

Accumulated depreciation was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Accumulated depreciation of: Property, plant and equipment (excluding land and forests)	2,056,682	2,259,388
Technical revaluation	65,141	65,287

Total	2,121,823	2,324,675

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The	cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Cost of forests	842,167	1,046,068
Commercial valuation increment	1,380,521	1,531,458

Total	2,222,688	2,577,526

7.	INVESTMENTS IN RELATED COMPANIES

During the first quarter of 2006 and 2007, Arauco did not make any investments in related companies.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of March 31,
	Percentage Participation		Investment Value		Net income of investee
	2006%	2007%	2006 ThU.S.$	2007 ThU.S.$	2006 ThU.S.$	2007 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	24,055	24,302	468	753
Inversiones Puerto Coronel S.A.	50.00	50.00	11,373	13,135	288	365
Servicios Corporativos Sercor S.A.	20.00	20.00	1,065	1,316	123	71
Eka Chile S.A.	50.00	50.00	27,632	25,771	145	589
Dynea Brasil S.A.	50.00	50.00	17,994	19,890	687	924

Total			82,119	84,414	1,711	2,702

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of March 31,
	2006		2007
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	1	—	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	190	60,492	1,086	58,352
Ecoresin S.A.	344	7,071	5	272
Ecoboard S.A.	197	4,046	3	156

Total negative goodwill	732	71,609	1,094	58,780

b)	Goodwill as of each period-end was as follows:

	As of March 31,
	2006		2007
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Eka Chile S.A.	605	4,237	605	1,816
Southwoods-Arauco Lumber L.L.C.	75	525	75	225
Forestal Los Lagos S.A.	14	795	13	742
Norwood S.A.	—	—	19	1,449
La Señora del Milagro S.R.L. (*)		—	26	2,056

Total goodwill	694	5,557	738	6,288

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other	non-current assets as of each period-end were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Recoverable taxes	18,617	18,857
Bond issue expenses	11,222	9,087
Discounts on bond issues	3,106	2,884
Forestry roads	3,990	7,333
Other	4,504	4,076

Total other non-current assets	41,439	42,237

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Total outstanding	110,472	126,789
Principal outstanding	110,066	126,460
Weighted average annual interest rate	4.84	5.61

Current bank borrowings were denominated as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Obligations in foreign currency	110,472	126,781
Obligations in local currency	—	8

Total current bank borrowings	110,472	126,789

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Current portion of bonds	20,524	120,524
Current portion of other long-term liabilities	474	404
Trade accounts payable	154,973	226,447
Accounts and notes payable to related parties	2,681	4,445
Current provisions	57,441	50,923
Sundry accounts payable and other liabilities	47,443	111,812

Total	283,536	514,555

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of March 31,
	2006%	2007%
Foreign currency	44.47	60.16
Local currency	55.53	39.84

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds outstanding as of March 31, 2007.

The	balances of the bonds were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	102,042
Yankee Bonds 2nd Issue	691	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	10,000	10,000

Total current (including accrued interest)	20,524	120,524

Long-term
Yankee Bonds 1st Issue	100,000	—
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000

Total long-term	1,682,500	1,582,500

Less total accrued interest	20,524	20,524

Total principal outstanding	1,682,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As	of March 2007, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2007 (*)	120,524
2008	—
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	400,000
2017	125,000

Total	1,703,024

(*)	This amount includes U.S.$20,524 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Accrual for staff vacations	8,516	9,203
Plant maintenance accrual	10,033	12,767
Standby letters of credit	424	409
Staff severance indemnities	2,427	1,627
Selling and other transportation costs provisions	6,513	4,970
Electrical expense provision	2,204	3,838
Staff salary and benefits	7,439	2,585
Forestry activity expenses	1,416	896
Pending monthly provisional payments	7,454	5,436
Chlorate Plant provision	1,377	1,686
Services and fees provision	1,446	2,115
Other current liabilities	8,192	5,391

Total accrued liabilities	57,441	50,923

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Balance at beginning of period	21,456	23,380
Provision during the period	35	659
Provision with charge to assets	39	—
Payments during the period	(202)	(167)

Balance as of period-end	21,328	23,872

	As of March 31,
	2006 ThU.S.$	2005 ThU.S.$
Shown in the balance sheet as:
Current	2,427	1,627
Long-term	18,901	22,245

Total	21,328	23,872

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of March 31, 2006		As of March 31, 2007
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$

J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	200,000	50,081	100,000	100,132
Tesoro Argentino (2)	U.S.$	1,114	806	557	867
Citigroup (Revolving Facility) (3)	U.S.$	240,000	3,860	240,000	4,416
Santander Overseas Bank Inc. (4)	U.S.$	10,800	1,322	8,400	2,562
Banco Alfa	U.S.$	—	4,075	—	—
Banco Alfa	R$	250	95	167	102
Banco Itau	R$	7,825	169	—	8,455
Banco Safra	R$	235	112	135	119
Banco Modal	R$	6,257	520	—	7,359
Banco Sampo	U.S.$	9,820	3,517	6,547	3,478
Banco ABN	U.S.$	1,939	1,047	969	1,030
Banco HSBC	U.S.$	—	4,224	—	—
International Finance Corporation	U.S.$	11,935	1,365	5,000	205
Citibank	U.S.$	—	—	—	7,154
Banco Rio	U.S.$	—	—	—	1,036
Banco Francés	U.S.$	—	—	—	9,108
DEG	Euro	6,822	2,215	—	—
Banco do Brasil	R$	—	—	1,016	1,498

Total long-term bank borrowings		496,997	73,408	362,791	147,521

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended March 31, 2006 and 2007 were 5.70% and 5.76%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on March 31, 2006 and 2007 was 5.12% and 5.33%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.
(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of March 31, 2006 and 2007, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars, Brazilian reals and euros.

(c)	Maturity of long-term bank borrowings

As of March 31, 2007, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2008	187,234
2009	165,757
2010 and thereafter	9,800

Total	362,791

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$23,021 thousand and U.S.$30,198 thousand for the periods ended March 31, 2006 and 2007, respectively. Furthermore, Arauco established provisions for U.S.$37 thousand as of March 31, 2006 and U.S.$39 thousand as of March 31, 2007, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Income tax	(23,021)	(30,198)
Adjustment to prior year’s tax expense	—	900
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(37)	(39)
Deferred income tax	(6,802)	(11,463)
Tributary benefit for tributary losses	—	—
Amortization of complementary accounts	(43)	39
Other charges and credits to the account	—	585
Income and liabilities effects for deferred tax provision valuation changes	—	—

Total Income Tax	(29,903)	(40,176)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2007 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2004	19,682	1,426	4,031
Balance as of December 31, 2005	196,018	3,189	38,389
Balance as of December 31, 2006	204,976	36,096	41,626

Total	420,676	40,711	84,046

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of March 31, 2006 and 2007 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of March 31, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	2,048	149	—	—
Deferred revenues	927	83	—	—
Accrual for staff vacations	1,159	—	—	—
Production costs	—	—	7,165	—
Value difference and property, plant and equipment depreciation	—	—	588	124,051
Capitalized expenses	—	—	9,176	15,720
Obsolescence reserve	625	—	—	—
Debt issue and project expenses	—	—	—	2,637
Staff severance indemnities	2,144	887	—	—
Tax loss carry forwards	4,656	23,645	—	—
Property, plant and equipment valuation	—	31,113	—	3,713
Accrual for contingencies	253	1,544	—	—
Plant maintenance accrual	1,319	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,547	596	814	1,996
Leasing assets	130	1,048	436	1,207

Total	20,780	59,065	18,179	149,324

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,477)	—	(5,318)
Valuation provision	—	(5,923)	—	—

Total	18,061	48,665	18,179	144,006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of March 31, 2007
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	2,966	342	—	—
Deferred revenues	135	75	—	—
Accrual for staff vacations	1,526	—	—	—
Production costs	—	—	10,507	—
Capitalized expenses	—	—	10,166	19,337
Value difference and property, plant and equipment depreciation	—	—	480	168,898
Staff severance indemnities	2,851	1,110	—	—
Debt issue and project expenses	—	—	—	3,329
Obsolescence reserve	624	—	—	—
Accrual for contingencies	421	1,392	—	—
Tax loss carry-forwards	2,719	32,557	—	—
Property, plant and equipment valuation	—	560	—	7,371
Plant maintenance accrual	1,691	—	—	—
Argentine peso devaluation	—	—	—	—
Other	4,945	1,073	303	1,807
Leasing assets	130	918	924	762
Sales provision	4,320	—	—	—
Existence value	992	223	—	—

Total	23,320	38,250	22,380	201,504

Complementary accounts, net of accumulated amortization (1)	(2,719)	(40)	—	(6,755)
Valuation provision	—	—	—	—

Total	20,601	38,210	22,380	194,749

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$93 thousand during the period ending March 31, 2006 and did not receive forestry grants during the period ending March 31, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	Currency	At March 31,
		2006 ThU.S.$	2007 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	9,728	6,488
Cash and banks	Ch$	4,789	3,543
Cash and banks	Ar$	1,798	1,642
Cash and banks	R$	1,016	566
Cash and banks	Euro	1,288	3,340
Cash and banks	Mx$	2,173	2,717
Cash and banks	Other currencies	1,152	1,018
Time deposits and marketable securities	U.S.$	180,383	101,877
Time deposits and marketable securities	Ch$	3,274	1,729
Time deposits and marketable securities	R$	28,476	19,239
Time deposits and marketable securities	Euro	97,105	29,065
Time deposits and marketable securities	Ar$	8	6
Trade accounts receivable	U.S.$	279,439	378,078
Trade accounts receivable	Ch$	42,590	42,804
Trade accounts receivable	Ar$	12,763	9,086
Trade accounts receivable	R$	27,049	28,354
Trade accounts receivable	Euro	8,967	23,025
Trade accounts receivable	Mx$	2,230	5,263
Trade accounts receivable	Other currencies	1,090	11,762
Other accounts receivable	U.S.$	8,475	14,188
Other accounts receivable	Ch$	15,350	29,968
Other accounts receivable	Ar$	6,046	10,927
Other accounts receivable	R$	1,716	1,443
Other accounts receivable	Euro	215	6,403
Other accounts receivable	Mx$	467	1,830
Other accounts receivable	Other currencies	2,762	333
Inventories	U.S.$	591,541	679,238
Inventories	Ch$	13,060	16,476
Other current assets	U.S.$	53,669	123,003
Other current assets	Ch$	72,944	74,758
Other current assets	Ar$	41,872	39,437
Other current assets	R$	10,385	4,745
Other current assets	Mx$	1,208	1,372
Other current assets	Euro	—	2,996
Other current assets	Other currencies	998	823

Total current assets		1,526,026	1,677,542

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At March 31,
		2006 ThU.S.$	2007 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	5,532,461	6,129,751
Property, plant and equipment	Ch$	15,701	15,060
Other assets	U.S.$	40,629	57,258
Other assets	Ch$	14,623	9,507
Other assets	Ar$	20,193	19,364
Other assets	R$	225	308
Other assets	Mx$	17	36
Other assets	Other currencies	2	79

Total property, plant and equipment and other assets		5,623,851	6,231,363

Total assets		7,149,877	7,908,905

	Currency	At March 31,
		2006 ThU.S.$	2007 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	110,472	120,323
Current bank borrowings	Ar$	—	6,458
Current portion of long-term bank borrowings	U.S.$	70,297	129,988
Current portion of long-term bank borrowings	R$	896	17,533
Current portion of long-term bank borrowings	Euro	2,215	—
Current portion of bonds	U.S.$	20,524	120,524
Notes and trade accounts payable	U.S.$	38,670	59,088
Notes and trade accounts payable	Ch$	90,576	143,876
Notes and trade accounts payable	Euro	2,870	11,390
Notes and trade accounts payable	Mx$	536	4,128
Notes and trade accounts payable	Other currencies	1,843	183
Notes and trade accounts payable	R$	1,588	—
Notes and trade accounts payable	Ar$	18,890	7,782
Other current liabilities	U.S.$	13,171	33,956
Other current liabilities	Ch$	66,880	61,108
Other current liabilities	Euro	511	223
Other current liabilities	Other currencies	133	1,811
Other current liabilities	R$	20,133	25,404
Other current liabilities	Ar$	6,748	44,366
Other current liabilities	Mx$	463	724

Total current liabilities		467,416	788,865

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At March 31,
		2006 ThU.S.$	2007 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	475,608	361,473
Long-term bank borrowings	R$	14,567	1,318
Long-term bank borrowings	Euro	6,822	—
Bonds	U.S.$	1,682,500	1,582,500
Other long-term liabilities	U.S.$	15,562	19,255
Other long-term liabilities	Ch$	94,133	140,195
Other long-term liabilities	Other currencies	4	4
Other long-term liabilities	R$	48,389	50,188
Other long-term liabilities	Ar$	7,715	20,649
Other long-term liabilities	Mx$	159	125

Total long-term liabilities		2,345,459	2,175,707

Total liabilities		2,812,875	2,964,572

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company		As of March 31,
	Relationship	2006 ThU.S.$	2007 ThU.S.$	Transaction

(a) Current assets
Forestal del Sur S.A.	Indirect	72	—	Accounts receivable
Eka Chile S.A.	Affiliate	3,538	1,606	Accounts receivable
CMPC Maderas S.A.	Indirect	28	26	Accounts receivable
Abastible	Indirect	224	—	Accounts receivable
Forestal Mininco S.A.	Indirect	762	—	Accounts receivable
Fundación Educacional Arauco	Afíliate	6	383	Accounts receivable

Total current assets		4,630	2,015

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	490	1,219	Accounts payable
Puerto de Lirquén S.A.	Affiliate	470	603	Accounts payable
Fantoni S.P.A.	Indirect	1,648	1,605	Accounts payable
Abastible S.A.	Indirect	—	127	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	7	—	Accounts payable
Sigma S.A.	Indirect	1	—	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	60	478	Accounts payable
Cía. Sudamericana de Vapores S.A.	Principal	—	388	Accounts payable
Forestal del Sur S.A.	Indirect	—	21	Accounts payable
Adm. de Est. de Serv. Serco S.A.	Indirect	—	2	Accounts payable
Entel S.A.	Indirect	2	2	Accounts payable
CMPC Celulosa S.A.	Indirect	1	—	Accounts payable
Sodimac S.A.	Indirect	2	—	Accounts payable

Total current liabilities		2,681	4,445

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended March 31, 2006 and 2007, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

	Purchases (sales) Period ended March 31,
	2006 ThU.S.$	2007 ThU.S.$

(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	3,628	4,544
(b) Puerto de Lirquén S.A.:
Port services	1,098	2,669
(c) Abastible S.A.:
Purchases of fuel	323	834
Other sales	(327)	—
(d) Cía. Puerto de Coronel S.A:
Stockpiling services	918	895
(e) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	232	295
(f) Eka Chile S.A.
Purchase of sodium chlorate	4,494	6,907
Electricity sale	(5,914)	(4,024)
(g) Forestal del Sur S.A.:
Purchase of wood and timber	370	960
Sales of chips	(1,691)	(846)
(h) CMPC Celulosa S.A.:
Sales timber	(553)	(318)
Purchase timber	287	123
(i) Cía. Sud Americana de Vapores S.A.:
Freight services	—	2,010
(j) CMPC Maderas S.A.:
Purchase timber	358	496
(k) Dynea Brasil S.A.:
Purchase of chemical products	4,582	7,140
Purchase of melamine paper	1,862	4,353
Other sales	—	364
(l) Forestal Mininco S.A.:
Sales timber	(934)	(1)
(m) Sodimac S.A.:
Sales timber	(13,438)	(14,472)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$54 thousand at March 31, 2007) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$60 thousand at March 31, 2007) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$60 thousand at March 31, 2007), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$48 thousand at March 31, 2007), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$60 thousand at March 31, 2007), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$84 thousand at March 31, 2007). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$144 thousand at March 31, 2007). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$288 thousand at March 31, 2007). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	On June 20, 2006, the family of an employee of Arauco who died in an accident filed suit in the family court of San José de la Mariquina, file no. 14.146. The suit demands Ch$488,525,280 in damages. The lawsuit is covered by our insurance and our insurance provider has assumed the defense. The suit is ongoing.

13)

Through Resolution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project for Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally graded the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. Currently, the final decision of COREMA regarding the proceeding is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$60 thousand at March 31, 2007).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office, which requested that there be a definitive stay of proceedings on the case. On the other hand, the plaintiffs have demanded the enforcement of the acusation. Both matters shall be treated in court on June 26, 2007 in the Arauco Security Court.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)	In connection with the accident that occurred at the Nueva Aldea Plant, which is referenced in section C.2 above, the office of the state prosecutor of Quirihue commenced an investigation. Once the criminal investigation closed, the records were sent to the oral tribunal of Chillán, without any formal sentence against any person linked to Arauco.

4)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS, continued

5)	On December 9, 2006, Mr. Osmán Miguel Vergara Zambrano appeared before the Court of Appeals of Chillán with an appeal of protection against Besalco S.A. and Celulosa Arauco y Constitución S.A. The appeal seeks to have the companies immediately abandon a section of property that the claimants argue has been illegally occupied, repair the damage caused by the construction of the Waste Conduction and Discharge to the Sea of the Nueva Aldea Forestry Industrial Complex.

The appeal was rejected by the Court of Appeals of Chillán on February 6, 2007. This ruling was appealed before the Supreme Court. On March 26, 2007, the Supreme Court affirmed the decision to reject the appeal.

6)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The investigation is being carried out by the State Prosecutor of Quirihue.

7)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The investigation is being carried out by the corresponding Prosecutor.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)

According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses. Regardless, through Sanitary Sentence Nº 72 dated April 3, 2007, the SEREMI of the 7th Region resolved to warn the Company.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)

According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses. Regardless, due to Sanitary Sentence Nº 71 dated April 3, 2007, the SEREMI of the 7th region resolved to warn the Company.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$113,594 thousand (U.S.$211 thousand), and have been recorded in the consolidated financial statements.

As of March 31, 2007, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

A)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of March 31, 2007.

B)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended March 31, 2006 and 2007 are as follows:

March 31, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Forestry reserve	—	—	(34,642)	—	—	—	(34,642)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(275)	—	—	—	(275)
Conversion adjustment related to subsidiaries	—	—	(2,473)	—	—	—	(2,473)
Net income for the period	—	—	—	—	—	112,585	112,585

Balance as of March 31, 2006	347,551	5,625	1,438,514	2,489,365	(69,343)	112,585	4,324,297

March 31, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Forestry reserve	—	—	(40,853)	—	—	—	(40,853)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(419)	—	—	—	(419)
Conversion adjustment related to subsidiaries	—	—	(1,127)	—	—	—	(1,127)
Adjustment of the previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Net income for the period	—	—	—	—	—	164,869	164,869

Balance as of March 31, 2007	347,551	5,625	1,589,337	2,914,210	(89,758)	164,869	4,931,834

The number of shares authorized, issued and outstanding as of March 31, 2006 and 2007 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$

Indemnity for forests acquired	—	2,557
Reimbursement of customs duties	1,210	1,213
Rental income	393	346
Insurance recoveries	233	339
Sale of materials and others	30	201
Reverse sale expense provision of previous year	284	—
Utility sale of property, plant and equipment	24	51
Tax reimbursement	—	84
Profit for sales of other services	62	310
Other income	120	647

Total other non-operating income	2,356	5,748

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$

Other depreciation and amortization	159	189
Write-off of damaged forest	91	3,518
Donations	117	210
Project expenses	227	453
Provision for uncollectible accounts receivable	49	158
Legal expenses	64	81
Taxes	850	924
Sales expenses adjustment for the previous year	—	111
Mill paralyzation	—	1,425
Write-off of inventory	—	389
Services and honoraries	—	170
Fines	—	310
Other expenses	1,046	1,727
Indemnities	136	8

Total other non-operating expenses	2,739	9,673

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	192	179
Forestal Arauco S.A.	1,730	1,863
Forestal Cholguán S.A.	4,905	5,371
Controladora de Plagas Forestales S.A.	192	198
Forestal Los Lagos S.A.	4,872	4,864
Flooring S.A.	814	24

Total	12,705	12,499

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of March 31,
	2006 ThU.S.$	2007 ThU.S.$
Alto Paraná S.A.	(3)	(2)
Forestal Arauco S.A.	(17)	(14)
Forestal Cholguán S.A.	(39)	(13)
Controladora de Plagas Forestales S.A.	10	(14)
Forestal Los Lagos S.A.	68	53
Flooring S.A.	10	86

Total	29	96

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended March 31, 2007 and 2006, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

Sanctions received during 2006:

1)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a proceeding to determine Arauco’s responsibility and possible sanctions with regard to atmospheric emissions of sulfur dioxide.

Arauco appeared before the COREMA on November 23, 2005. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

2)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM (U.S.$36 thousand at March 31, 2007).

3)	The Health Service of Valdivia fined Arauco 400 UTM (U.S.$24 thousand at March 31, 2007) due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case No. 879-2004, determined that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case No. 5,837-2005, which was rejected on March 29, 2006.

Sanctions received during 2007:

1)

Through Resloution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally graded the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. Currently, the final decision of COREMA regarding the proceedings is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated.

24.	SANCTIONS, continued

2)

According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The company presented its responses. Regardless, through Sanitary Sentence Nº 72 dated April 3, 2007, the SEREMI of the 7th region resolved to warn the Company.

3)

According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The Company presented its responses. Regardless, through Sanitary Sentence Nº 71 dated April 3, 2007, the SEREMI of the 7th region resolved to warn the Company.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended March 31, 2006 and 2007 were U.S.$624 thousand and U.S.$584 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As March 31,
	2006 ThU.S.$	2007 ThU.S.$
Underwriters commission	5,330	4,483
Stamp tax	4,084	3,231
Repayment of bonds	2,586	2,112
Legal advice	1,677	1,465
Printing costs	66	53
Risk evaluation	45	35
Other	254	206

Total bond issue costs	14,042	11,585

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	3,10 million	2007
Pulp mill Investment project	U.S.$	78,10 million	2007
	U.S.$	8,20 million	2008
	U.S.$	3,80 million	2009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2007

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2007.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$21.8 million (U.S.$9.3 million in 2006). Estimated future cost: U.S.$42.8 million (U.S.$56.9 million in 2006).

•

Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$645 thousand (US$7.0 million in 2006). Estimated future cost: U.S.$205 thousand. (US$1.5 million in 2006).

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: US$10.9 million. Estimated future cost: US$16.3 million.

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$222 thousand (U.S.$268 thousand in 2006). Estimated future cost: U.S.$618 thousand (U.S.$804 thousand in 2006).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2007 these subsidiaries paid U.S.$58 thousand (U.S.$156 thousand in 2006) in relation to the system and anticipate that an additional U.S.$134 thousand (U.S.$67 thousand in 2006) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since March 31, 2007 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

.	Robinson Tajmuch V.	Matías Domeyko C.	.
	Controller	Chief Executive Officer

Interim Review Arauco Q1 2007 Results April 24th, 2007 Celulosa Arauco y Constitución S.A. in brief Arauco is a group of industrial, forestry and commercial companies owned by the chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, mostly of radiata pine and eucalyptus. It also owns forest plantations in Argentina, Brazil and Uruguay. Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.3 million m3 of wood panels, 3.8 million m3 of sawn timber and 514 thousand m3 of remanufactured wood products.

Its wide international reach is the result of sustained industrial growth and a significant increase in its product lines which has been the hallmark of Arauco’s growth in recent years. KEY FIGURES

US$ Millon Q1 2006 Q4 2006 Q1 2007 Q1/07 vs Q1/06 Q1/07 vs Q4/06 Sales 640 834 804 25,6% -3,6% Gross Margin 298 417 385 29,4% -7,6% Operating income 169 254 245 44,3% -3,8% EBITDA* 235 333 328 40,0% -1,3% Net income 113 189 165 46,4% 12,7% CAPEX 152 147 189 24,5% 28,6% Net Financial Debt 2.053 2.239 2.167 5,6% -3,2% Capitalization** 6.708 7.255 7.272 8,4% 0,2% EBITDA Margin 36,7% 39,9% 40,9% ROCE 8,0% 11,9% 10,8% *EBITDA =Operating Income+Depreciation+Stumpage ** Capitalization = Financial Debt + Equity 2 3 6 7 8 9 Summary Consolidated Income Statement Analysis

Consolidated Balance Sheet Analysis Key Ratios First Quarter Events Financial Statements

Interim Review Q1 Results

April 24th, 2007

Summary of First Quarter Results

Q1 2007 vs Q1 2006 review:

• Arauco’s consolidated sales reached U.S.$804 million during the first quarter of 2007, an increase of 25.6% over the U.S.$640 million obtained in the first quarter of 2006. The increase in consolidated sales is the result of a strong increase in sales of pulp due to higher market prices and sales volume as a result of the ramp up of the Nueva Aldea Pulp Mill. This increase in consolidated sales is also explained by higher sales of panels, due to higher average prices.

• Arauco’s net consolidated income for the first quarter of 2007 reached U.S.$165 million, an increase of 46.4% compared to the U.S.$113 million obtained in the same period of 2006. This increase in consolidated net income is mainly explained to an increase in sales of pulp and panels, partially offset by higher interest expenses.

• During the first quarter of 2007 consolidated EBITDA reached U.S.$328 million, an increase of 40.0% compared to the U.S.$235 million for the same period in 2006. This increase is mainly due to a higher operating income as a result of an increase in sales of pulp and panels.

• Capital expenditures during the first quarter of 2007 were U.S.$189 million, an increase of 24.5% compared to the U.S.$152 million expended during the first quarter of 2006. This increase is the result of the purchase of forest plantations from Forestal Anchile Ltda., the construction of the second line of plywood at the Nueva Aldea Plywood Mill and to the construction of the Nueva Aldea and Constitución Pipelines.

Q1 2007 vs Q4 2006 review:

• Arauco’s consolidated sales were 3.6% lower during the first quarter of 2007 compared to the U.S.$834 reached in the fourth quarter of 2006. This decrease is sales is the result of a reduction in sales of pulp explained by lower sales volume. Sales of sawn timber were also lower during this quarter due to a decrease in prices of molding sold in the US market.

• Net consolidated income for the first quarter of 2007 decreased 12.7% compared to the US$189 million obtained in the last quarter of 2006. The lower net income reached during the first quarter of 2007 is mainly due to a decrease in sales of pulp and sawn timber, an increase in depreciation due to the commencement of operation of the Nueva Aldea Pulp Mill, and to an increase in interest expenses.

• Arauco’s consolidated EBITDA was 1.3% lower in this quarter when compared to the fourth quarter of 2006. The lower EBITDA is explained by a decrease in operating income as a result of a reduction in sales of pulp and sawn timber.

• Capital expenditures were 28.6% higher during the first quarter of 2007 compared to the U.S.$147 million expended during the last quarter of 2006. This growth is due to the forest plantations acquired from Forestal Anchile Ltda.

EBITDA (US$ MM) & EBITDA Margin (%) by Quarter

350     300     250     200     150     100     50     0

Q1/2006     Q2/2006     Q3/2006     Q4/2006     Q1/2007

36,7%     39,4%     41,4%     39,9%     40,9%

235     271     285     333     328

Interest Coverage Ratio (EBITDA/Net Interest)

12.0%     10.0%     8.0%     6.0%     4.0%     2.0%

8.1%     9.6%     10.5%     11.9%     8.5%

Q1/2006     Q2/2006     Q3/2006     Q4/2006     Q1/2007

Capex by Quarter US$ Million

0     50     100     150     200     250     300

152     261     173     147     180

Q1/2006     Q2/2006     Q3/2006     Q4/2006     Q1/2007

Operating Income by Quarter US$ Million

0     50     100     150     200     250     300

169     213     229     254     245

Q1/2006     Q2/2006     Q3/2006     Q4/2006     Q1/2007

2

Interim Review Q1 Results April 24th, 2007 CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q1 2006 – Q1 2007 Arauco Quarterly Sales (U.S.$ million)

Q1/06 Q2/06 Q3/06 Q4/06 Q1/07 Pulp Division 261 289 299 409 386 Sawn Timber Division 174 181 178 201 174 Panels Division 168 183 179 191 195 Forestry Division 21 17 18 19 17 Others 16 18 13 14 33 Total 640 689 687 834 804

Arauco’s consolidated sales for the first quarter of 2007 reached U.S.$804 million, an increase of 25.6% over the U.S.$640 million obtained in the first quarter of 2006 (Figure 1). The increase in consolidated sales is principally explained by the strong growth in sales of pulp, followed by an increase in sales of panels.

Compared to the U.S.$834 million obtained in the fourth quarter of 2006, consolidated sales were 3.6% lower as a result of a decrease in pulp and sawn timber sales (Figure 2).

The breakdown of sales by product of the fourth quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$386 million during the first quarter 2006, a 47.7% increase compared to the same quarter of the previous year. This growth in sales is explained by a 24.8% increase in price, due to better market conditions, and to higher sales volume of 18.4% as a result of the commencement of operation of the Nueva Aldea Pulp Mill in August, 2006.

The higher market pulp prices seen during this quarter, when compared to the first quarter of 2006, is mainly explained by a strong demand coming from China, and to the closure of pulp mills in North America due to higher costs of production.

Compared to the U.S.$409 million for the fourth quarter of 2006, pulp sales decreased by 5.7%. This decrease in sales was mainly due to lower sales volume of 8.3%, explained by an increase in inventory due to a change in the logistics as a consequence of reorganization in the fleet routes and to the decision to replenish inventories after reaching low levels at the end of 2006. This negative effect was partially offset by higher market prices of 2.8%.

The increase in pulp prices during this quarter, compared with the last quarter of 2006, is mainly due to a deficit in the supply of woodchips in North America and Scandinavia that has maintained prices on a high level, specially for softwood. Softwood pulp prices have experienced some increases during the first quarter. On the other hand, hardwood pulp prices have remained more stable.

FIG. 1     Sales by Product Q1/2006 - Q1/2007     US$ Million

0     200     400     600     800     1000

640     125     0.3     26     -5     17     804

Sales Q1/2006     Pulp     Sawn timber     Panels     Forestry     Others     Sales Q1/2007

FIG. 2     Sales by Product Q4/2006 - Q1/2007     US$ Million

0     200     400     600     800     1000

834     -23     -27     4     -2     18     804

Sales Q1/2006     Pulp     Sawn timber     Panels     Forestry     Others     Sales Q1/2007

3

Interim Review Q1 Results

April 24th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

During the first quarter of this year, sales of sawn timber remained stable when compared with the same period of 2006, reaching U.S.$174 million. This neutral effect is mainly due to an increase in sales volume of 3.3%, partially offset by lower average prices of 3.1%. The increase in sales volume is a consequence of an improvement in the Asian, Middle Eastern, European and Latin-American markets. The lower market prices are explained by a decrease in prices for remanufactured wood products sold in the U.S. market.

Sawmill sales decreased by 13.5% in the first quarter of 2007 when compared to the U.S.$201 million sold during the fourth quarter of 2006. This variation was principally due to a decrease in sales volume and average prices explained by lower prices for sawn timber and remanufactured wood products sold in the US market. This decrease in prices in the US market is driven by the contraction of the moulding market in North America.

Panels Division Sales

During the first quarter of 2007, sales of panels reached U.S.$195 million, a growth of 15.7% compared with the first quarter of 2006. This increase in sales is mainly due to a growth in average prices of 15.4%. The increase in prices is explained by higher prices of all our products. For Plywood, prices have increased in all markets except to the Mexican market due to an overstock that should be corrected during the second quarter. MDF, PBO, and HB have shown better prices and demand during this quarter due to a good demand coming from the Central and South American furniture industry.

Panel sales increased 2.0% in the first quarter of this year compared to the U.S.$191 million in the fourth quarter of 2006. This is mainly explained by the higher average prices of 6.7% partially offset by lower sales volume of 4.4%. The increase in prices is explained by an improvement in prices of plywood, as well as higher prices of MDF, PBO, and HB due to a strong demand coming from the Latin American market.

Operating Income

Operating Income increased by 44.3% to U.S.$ 245 million in the first quarter of 2007 from the U.S.$ 169 million obtained in the first quarter of 2006. This positive impact is mainly explained by a 25.6% increase in consolidated sales. This increase was partially offset by a 22.2% increase in cost of sales, mainly explained by an increase in sales volume of pulp and sawn timber (18.4% in pulp, and 3.3% in sawn timber), by an increase in depreciation due to the ramping up process of the Nueva Aldea Pulp Mill, and to higher unit costs of chemicals.

Compared to the U.S.$ 254 million obtained in the fourth quarter of 2006, operating income in the first quarter of 2007 decreased by 3.8%. This decrease is because of lower consolidated sales of 3.6%, mainly due to lower sales volume of pulp and a decrease in average prices of sawn timber in the US market.

Net Income

Net Income for the first quarter of 2007 reached U.S.$ 165 million (Figure 4), an increase of 46.4% compared to the U.S.$ 113 million for the first quarter of the previous year. This increase is the result of higher operating income. This increase was partially offset by higher interest expenses because of a lower capitalization of interest, as a consequence of the end of construction of the Nueva Aldea Pulp Mill.

FIG. 3     Sales by Product     First Quarter 2007

Pulp 48%     Forestry 2%     Others 4%     Panels 24%     Sawn timber 22%

FIG. 4     Net Income Q4/2005 - Q4/2006    US$ Million

0     50     100     150     200

189     -10     -16     2     0.03     165

Net Income Q4/2006     Operating Income     Non Operating Income     Income Taxes     Others     Net Income Q1/2007

FIG. 5     Net Income Q1/2006 - Q1/2007     US$ Million

0     50     100     150     200

113     75     -13     -10     0.4     165

Net Income Q1/2006     Operating Income     Non Operating Income     Income Taxes     Others    Net Income Q1/2007

4

Interim Review Q1 Results

April 24th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Compared to the U.S.$ 189 million obtained in the fourth quarter of 2006, Consolidated Net Income decreased by 12.7% (Figure 5). This decrease in consolidated net income is mainly explained by lower operating income and an increase in interest expenses of 32.5%, due to a lower capitalization of interests.

EBITDA

Consolidated first quarter of 2007 EBITDA reached U.S.$328 million, an increase of 40.0% compared to the U.S.$235 million for the same period of 2006 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 44.3%, and higher depreciation. The main contributions for this increase in EBITDA came from the Pulp division which grew 74.9%, followed by the Panel division with a growth of 28.8%. This increase in consolidated EBITDA was partially offset by a decrease in sawn timber EBITDA due to lower operating income.

Consolidated EBITDA for this quarter was 1.3% lower than the U.S.$333 million EBITDA for the previous quarter (Figure 7). The explanation for this negative effect was a decrease of 3.8% in operating income. This effect is explained by a decrease in EBITDA from the Panel, Sawn Timber, and Pulp divisions, partially offset by a higher EBTDA coming from the Forestry division.

Production

Compared to the first quarter of 2006, production volume during this quarter increased 25.2% in pulp, 0.1% in panels, and decreased 3.1% in sawn timber. (Figure 8).

The increase in pulp production is mainly explained by the commencement of operation of the Nueva Aldea Pulp Mill. Panel production increased principally due to a higher productivity reached at the Trupán Mill.

The decrease in the sawn timber division was mainly due to a decrease in the production of wood mouldings due to the contraction of the U.S Housing Market.

Compared to the previous quarter, production increased 5.2% in pulp, and decreased 2.8% and 0.4% in panels and sawn timber respectively. The higher pulp production during this quarter is explained by the ramping up process the Nueva Aldea Pulp Mill.

Panel production decreased due to is a schedule maintenance stoppage at the Trupán Mill.

The decrease in sawn timber production was mainly because of a decrease in the production of wood mouldings due to the contraction of the U.S Housing Market.

FIG. 6    EBITDA by Division Q1/2006 - Q1/2007    US$ Million

0     50     100     150     200     250     300     350

235     85     -14     13     10     328

EBITDA Q1/2006     Pulp     Sawn timber     Panels     Forestry     EBITDA Q1/2007

FIG. 7        EBITDA by Division Q3/2006 - Q4/2007    US$ Million

0     50     100     150     200     250     300     350

333     -2     -7     -8     12     328

EBITDA Q1/2006     Pulp     Sawn timber     Panels     Forestry     EBITDA Q1/2007

FIG. 8     Production Volume

0     100     200     300     400     500     600     700     800     900

Pulp(Th. Ton)     Panels(Th. m3)     Sawn timber (Th. m3)

1Q/06     4Q/06     1Q/07

5

Interim Review Q1 Results     April 24th, 2007

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current assets reached U.S.$ 1,678 million as of March 31, 2007, a 9.9% increase compared to the first quarter of 2006, as a result of an increase in Account Receivables and Inventories, partially offset by a decrease in Marketable Securities.

Compared to the U.S.$ 1,620 million for the fourth quarter of 2006, current assets increased 3.6%. This effect on current assets is mainly explained by an increase in Inventories, partially offset by a decrease in Account Receivables.

Fixed assets reached U.S.$6,145 million as of March, 31, 2007, a 10.8% increase compared to the first quarter of 2006. This increase in fixed assets was the result of an increase in Property, Plant and Equipment, mainly because of the construction of the Nueva Aldea Pulp Mill.

Fixed assets increased 0.5% compared to the fourth quarter of 2006. This increase is mainly explained to the ongoing construction of the Nueva Aldea Pipeline and the construction of the second line of plywood at the Nueva Aldea Panel Mill.

FINANCIAL DEBT

US$ million	Q1 2006	Q4 2006	Q1 2007
Short term Debt	110,5	203,5	126,8
Short-term portion of long-term debt	93,9	272,5	268,0
Long term financial debt	2.179,5	1.947,3	1.945,3
TOTAL FINANCIAL DEBT	2.383,9	2.423,2	2.340,1
Cash & equivalents	331,2	184,3	173,2
NET FINANCIAL DEBT	2.052,7	2.238,9	2.166,9

FIG. 9     Long Term Debt Amortization    US$ Million

0     50     100     150     200     250     300     350     400     450

268     188     269     271     391     300     400     125

2007     2008     2009     2010     2011     2012     2013     2014     2015     2016     2017

Liabilities

Total Current Liabilities reached U.S.$789 million during the first quarter of 2007, an increase of 68.8% compared to the U.S.$ 467 million for the first quarter of 2006. This increase is mainly because of the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in December of 2007, to the movement to Current portion of long-term bank borrowings of U.S.$100 million of the APSA notes, and to an increase in pre-export financing.

Compared to the U.S.$825 million in the fourth quarter of 2006, current liabilities decreased 4.4%.

Long Term Liabilities reached U.S.$2,176 million at the end of the first quarter, a decrease of 7.2% compared to the U.S.$2,345 million for the first quarter of 2006. This decrease in long term liabilities is because of a decrease in Long-term Bonds due to the movement to Current portion of bonds payable of U.S.$100 million of the Yankee Bond due in December of 2007, as well as a decrease in Long-term Bank Borrowings as a result of the movement to Current portion of long-term Bank Borrowings of U.S.$100 million of the APSA notes.

Compared to the previous quarter, Long Term Liabilities increased by 1.4%

Shareholders Equity

Arauco’s shareholders equity grew 14.0% from U.S.$4.3 billion at the end of the first quarter of 2006 to U.S.$4.9 billion for the first quarter of 2007. This increase is the result of an increase in Retained Earnings and Forestry Reserve.

6

Interim Review Q1 Results

April 24th, 2007

Main Financial Ratios of Arauco:

FINANCIAL RATIOS Q1/07 Q4/06 Q1/06 Profitability Gross margin 47,9% 50,0% 46,5% Operating margin 30,4% 30,5% 26,5% EBITDA margin 40,9% 39,9% 36,7% ROA (EBIT / Average Total Assets) 12,4% 13,5% 9,5% ROCE (EBIT (1 - tax rate) / Average Total Capitalization) 10,8% 11,9% 8,0% ROE (Net Income / Average Equity) 13,5% 16,3% 10,5% Leverage Interest Coverage Ratio (EBITDA / Net Interest) 8,5x 11,9x 8,1x Interest Coverage Ratio (EBITDA / Gross Interest) 7,4x 9,9x 6,4x Average Net Financial Debt / EBITDA 1,7x 1,6x 2,2x Total financial debt / Total Capitalization 32,2% 33,4% 35,5% Net financial debt / Total Capitalization

29,8% 30,9% 30,6% Total financial debt / Equity 47,4% 50,2% 55,1% Net financial debt / Equity 43,9% 46,3% 47,5% Key Exchange Rates for the U.S. Dollar (closing rate)

One U.S. Dollar is

Q1/06

Q2/06

Q3/06

Q4/06

Q1/07

CLP

526,2

539,4

537,0

532,4

539,2

ARS

3,08

3,09

3,10

3,06

3,10

BRL

2,16

2,17

2,17

2,14

2,06

EUR

1,21

1,28

1,27

1,32

1,34

US$/EUR     EUR     1,00     1,10     1,20     1,30     1,40

1-06     2-06     3-06     4-06     5-06     7-06     8-06     9-06     10-06     11-06     12-06     1-07     2-07     3-07

ARS/US$     CLP     500     510     520     530     540     550     560

1-06     2-06     3-06     4-06     5-06     7-06     8-06     9-06     10-06     11-06     12-06     1-07     2-07     3-07

Reais/US$     BRL     1,50     1,70     1,90     2,10     2,30     2,50

1-06     2-06     3-06     4-06     5-06     7-06     8-06     9-06     10-06     11-06     12-06     1-07     2-07     3-07

ARS/US$     ARS     2,80     2,90     3,00     3,10     3,20

1-06     2-06     3-06     4-06     5-06     7-06     8-06     9-06     10-06     11-06     12-06     1-07     2-07     3-07

7

First Quarter Events

In January, 2007, the Corema of the Tenth Region postponed the deadline to present the environmental impact study of the Valdivia Mill Pipeline.

In December 2006, Arauco requested a permission from the authorities to postpone the presentation of the environmental impact study of the Valdivia Mill Pipeline, for the discharge of effluents into a different body other than the Cruces River. In January 2007, the authority approved the postponement of the presentation of the study for two years.

In January, 2007, Arauco acquired pine plantations from Forestal Anchile.

In January 2007, through its subsidiary Bosques Arauco S.A., Arauco acquired 5,105 hectares of radiata pine plantations (excluding land) from Forestal Anchile Ltda. This acquisition represented an investment of approximately U.S.$43.6 million.

In February 2007 the pipeline of the Constitución Mill commenced its operations.

8

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1 2007	Q1 2006
Net Sales	803,6	639,9
Cost of sales	-418,5	-342,3

Gross profit	385,1	297,6

Selling and administrative expenses	-140,5	-128,1

Operating income	244,7	169,5

Interest Income	5,7	7,6
Income on investments in related companies	2,7	1,7
Other non operating income	5,7	2,4
Loss on investments in related companies	0,0	0,0
Goodwill Amortization	-0,7	-0,7
Interest expense	-44,5	-36,8
Other non operating expenses	-9,7	-2,7
Price-level restatement	-0,0	-0,0
Foreign exchange gains (losses)	0,0	0,7

Non-operating income	-40,8	-27,8

Income before taxes and extraordinary items	203,9	141,7

Income taxes	-40,2	-29,9
Extraordinary Items	0,0	0,0

Income before minority interest and negative goodwill amortization	163,7	111,8

Minority interest	0,1	0,0

Net income after minority interest	163,8	111,9

Negative goodwill amortization	1,1	0,7

Net income for the period	164,9	112,6

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	31/03/07	31/03/06
Cash & cash equivalents	173,2	331,2
Account receivables	498,4	374,1
Inventories	695,7	604,6
Other current assets	310,3	216,1

Total Current Assets	1.677,5	1.526,0

Forest	2.577,5	2.222,7
Property, plant and Equipment	5.353,9	4.344,6
Other Fixed Assets	538,1	1.102,7
Depreciation	-2.324,7	-2.121,8

Total Fixed Assets	6.144,8	5.548,2

Total Other Assets	86,6	75,7

TOTAL ASSETS	7.908,9	7.149,9

Short-term debt	394,8	204,4
Accounts payable	226,4	155,0
Other current liabilities	167,6	108,0

Total Current Liabilities	788,9	467,4

Long-term bank borrowings	362,8	497,0
Long-term bonds	1.582,5	1.682,5
Other long term liabilities	230,4	166,0

Total Long Term Liabilities	2.175,7	2.345,4590

Minority Interest	12,5	12,7

Total Shareholder’s Equity	4.931,8	4.324,3

TOTAL LIABILITIES & SHAREHOLDER’S EQUITY	7.908,9	7.149,9

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1 2007	Q1 2006
Net income (loss) for the period	164,9	112,6
Results on sales of assets	-0,1	-0,0
Depreciation	58,3	42,9
Charges (credits) to income not affecting cash flow	18,6	21,1
Changes in assets, affecting cash flow	-8,3	-27,7
Changes in liabilities, affecting cash flow	18,4	5,8
Profit (loss) of minority interest	-0,1	-0,0

Net cash provided by (used in) operating activities	251,6	154,6

Debt issuance	205,0	239,0
Debt repayment	-278,5	-242,7
Dividends Paid	0,0	-0,0
Others	0,0	0,0

Net cash provided by (used in) financing activities	-73,4	-3,7

Capital Expenditures	-189,5	-152,2
Other investment cash flow	-0,4	-7,5

Net cash provided by (used in) investing activities	-189,8	-159,7

Total positive (negative) cash flow of the period	-11,7	-8,8

Effect of inflation on cash and cash equivalents	0,6	1,5

Net increase (decrease) in cash and cash equivalents	-11,1	-7,3

Cash and cash equivalents at beginning of the period	184,3	338,5

Cash and cash equivalents at end of the period	173,2	331,2

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Contact:
Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41 www.arauco.cl

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 7, 2007	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer